ALEXCO RESOURCE CORP.

Press Release



ALEXCO CLOSES C$28.75 MILLION BOUGHT DEAL EQUITY FINANCING

June 10, 2021 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("**Alexco**" or the "**Company**") is pleased to announce that it has closed the previously announced bought deal public offering (the "**Offering**") with a syndicate of underwriters (the "**Underwriters**") co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation and including R.F. Lafferty & Co., Inc., A.G.P./Alliance Global Partners and Roth Capital Partners, LLC (collectively the "**Underwriters**"). With full exercise of the Underwriters' over-allotment option, the Company has issued a total of 8,214,450 common shares (the "**Shares**") at a price of C$3.50 per Share (the "**Offering Price**") for gross proceeds of $28,750,575.

In connection with the Offering, the Company has paid the Underwriters a cash commission equal to 1.5% on approximately $2.875 million of the aggregate gross proceeds (representing the proceeds raised from sales to members of the President's List) and a cash commission equal to 5.0% on the remaining gross proceeds of approximately $25.875 million.

The net proceeds from the sale of the Shares will be used for development and site expenditures at Keno Hill and for general corporate and working capital purposes, as set out in more detail in the Prospectus (as defined below) as filed on the Company's profile on www.sedar.com.

The Offering was completed pursuant to a prospectus supplement dated June 7, 2021 to the short form base shelf prospectus of the Company dated November 2, 2020 (collectively, the "**Prospectus**") in the provinces of British Columbia, Ontario, Alberta, Saskatchewan, and Manitoba, in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis.

The securities offered have not been and will not be registered under the U.S. Securities Act, or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact
Clynton R. Nauman, Chairman and Chief Executive Officer
Paul Jones, Sr. VP Corporate Development
Phone: (604) 889-6077
Email: info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com